

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2020

Zalmi Duchman
Chief Executive Officer
Gratitude Health, Inc.
4014 Chase Ave, #212
Miami Beach, FL 33140

> **Re: Gratitude Health, Inc.**
> **Current Report on Form 8-K**
> **Filed April 22, 2020**
> **File No. 333-170715**

Dear Mr. Duchman:

Our initial review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically:

It appears from your disclosure that you were a shell company as that term is defined in Rule 12b-2 under the Exchange Act prior to the reverse merger, as you had no or nominal operations and no or nominal non-cash assets. As a result, please amend your Form 8-K as required by Item 2.01(f) of Form 8-K to provide the complete information for Home Bistro, Inc. that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

We will provide more detailed comments relating to your filing following our review of a substantive amendment that addresses these deficiencies.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Peter Gennuso